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February 11, 2002


Deloitte & Touche LLP
1010 Grand Blvd., Suite 400
Kansas City, Missouri 64106

Ladies and Gentlemen:

As of and for the year ended December 31, 2001, NovaStar Mortgage, Inc. and subsidiaries (the "Company"), (A wholly owned subsidiary of NovaStar Financial, Inc.), has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of December 31, 2001 and for the year then ended, the Company had in effect a fidelity bond in the amount of $1,000,000, and errors and omissions coverage in the amount of $2,000,000 on any one mortgage.

Sincerely,

NovaStar Mortgage, Inc.


/s/ W. Lance Anderson
W. Lance Anderson
President



/s/ Christopher S. Miller
Christopher S. Miller
Senior Vice President



/s/ Rodney E. Schwatken
Rodney E. Schwatken
Vice President, Treasurer and Controller